                 SECURITIES AND EXCHANGE COMMISSION


                       Washington, DC  20549




                             FORM 11-K




           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


            For the Fiscal Year Ended December 31, 1996




  COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

                      (Full title of the Plan)



                        CERIDIAN CORPORATION
                       8100 34th Avenue South
                       Minneapolis, MN  55425

              (Name and address of principal executive
            office of the issuer of the securities held
                       pursuant to the Plan)

                  COMDATA HOLDINGS CORPORATION

               401(K) SAVINGS AND RETIREMENT PLAN

               FINANCIAL STATEMENTS AND SCHEDULES

                   DECEMBER 31, 1996 AND 1995


                        TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT                             1

FINANCIAL STATEMENTS

  Statement of Net Assets Available for Benefits with
   Fund Information as of December 31, 1996              2

  Statement of Net Assets Available for Benefits with
   Fund Information as of December 31, 1995              3

  Statement of Changes in Net Assets Available for
   Benefits with Fund Information for the Year Ended
   December 31, 1996                                     4

NOTES TO FINANCIAL STATEMENTS                            5

SUPPLEMENTAL SCHEDULES

  Schedule I:  Item 27a - Schedule of Assets Held for
               Investment Purposes-December 31, 1996    10

  Schedule II: Item 27d - Schedule of Reportable
               Transactions for the Year Ended          11
               December 31, 1996

SIGNATURE                                               12

EXHIBITS

  Exhibit Index                                         13

  Exhibit 23.01 - Consent of Independent Auditors       14

                  INDEPENDENT AUDITORS' REPORT

The Plan Administrator and
the Board of Directors of
Comdata Holdings Corporation:

We have audited the accompanying statements of net assets available for benefits with fund information of the Comdata Holdings Corporation 401(K) Savings and Retirement Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our 1996 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        /s/KPMG Peat Marwick LLP
Minneapolis, Minnesota
June 19, 1997



                       COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                             DECEMBER 31, 1996


                                                           Money        Asset
                                             Equity        Market     Management      Bond        Loan         Total
                             Stock Fund     Index Fund      Fund         Fund         Fund        Fund         Funds
Investments
 Ceridian Corporation
  Common Stock              $4,104,765     $              $           $             $           $           $4,104,765
 Bankers Trust Funds                        2,402,709      466,876     1,980,062     797,979                 5,647,626
 Loans Receivable
  from Participants                                                                               159,790      159,790
Total Investments            4,104,765      2,402,709      466,876     1,980,062     797,979      159,790    9,912,181

Receivables
 Employer Contributions         22,083                                                                          22,083
 Employee Contributions          8,166         18,721        1,447        10,003       1,939                    40,276
Total Receivables               30,249         18,721        1,447        10,003       1,939           --       62,359

Total Assets                 4,135,014      2,421,430      468,323     1,990,065     799,918      159,790    9,974,540

Employee Contributions
 Refundable                    (61,252)       (70,464)      (6,328)      (16,773)     (2,283)                 (157,100)

Net Assets Available
 for Benefits               $4,073,762     $2,350,966     $461,995    $1,973,292    $797,635    $ 159,790   $9,817,440



See accompanying notes to financial statements.



                          COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

                        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                DECEMBER 31, 1995



                                                       Money        Asset
                                          Equity       Market     Management     Bond       Loan       Total
                         Stock Fund    Index Fund      Fund         Fund         Fund       Fund       Funds

Investments
 Ceridian Corporation
  Common Stock           $4,435,018    $              $          $             $          $          $4,435,018
 Bankers Trust Funds                    1,404,962      492,755    1,577,211     924,953               4,399,881
 Loans Receivable                                                   112,672     112,672
  from Participants       4,435,018     1,404,962      492,755    1,577,211     924,953    112,672    8,947,571
Total Investments

Receivables
 Employer Contributions      16,160                                                                      16,160
 Employee Contributions       8,304        14,640        3,885       13,206       4,710                  44,745
Total Receivables            24,464        14,640        3,885       13,206       4,710         --       60,905

Total Assets
                          4,459,482     1,419,602      496,640    1,590,417     929,663    112,672    9,008,476
Employee Contributions
 Refundable                (109,825)      (74,980)     (14,790)     (43,877)    (13,479)               (256,951)

Net Assets Available   .
 for Benefits            $4,349,657    $1,344,622     $481,850   $1,546,540    $916,184   $112,672   $8,751,525


See accompanying notes to financial statements.









                                COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                          FOR THE YEAR ENDED DECEMBER 31, 1996




                                                           Money        Asset
                                              Equity       Market    Management      Bond       Loan         Total
                             Stock Fund    Index Fund      Fund         Fund         Fund       Fund         Funds

Participant Contributions  $  230,843      $  455,003     $ 91,236   $  321,027   $  94,049   $           $1,192,158
Employer Contributions        361,507                                                                        361,507
Net Change in Fair Value
 Including Realized
 Gain (Loss)                  (57,773)        398,726                   252,747      38,260                  631,960
Investment Income               1,507             414       21,818          165          17      8,570        32,491

Total Additions               536,084         854,143      113,054      573,939     132,326      8,570     2,218,116

Withdrawals by
 Participants                 621,454         147,689       64,773      208,453     126,458     39,187     1,208,014

Net Increase (Decrease)
 Prior to Transfers           (85,370)        706,454       48,281      365,486       5,868    (30,617)    1,010,102
Net Transfers From
 Other Plans                    4,254          19,490       10,301       20,296       1,472                   55,813
Interfund Transfers          (194,779)        280,400      (78,437)      40,970    (125,889)    77,735            --
Increase (Decrease) in
 Net Assets Available
 for Benefits                (275,895)      1,006,344      (19,855)     426,752    (118,549)    47,118     1,065,915

Net Assets Available
 for Benefits:
Beginning of Year           4,349,657       1,344,622      481,850    1,546,540     916,184    112,672     8,751,525

End of Year                $4,073,762      $2,350,966     $461,995   $1,973,292   $ 797,635   $159,790    $9,817,440

See accompanying notes to financial statements.



                  COMDATA HOLDINGS CORPORATION

               401(K) SAVINGS AND RETIREMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1995



1. PLAN DESCRIPTION

   The following description of the Comdata Holdings Corporation 401(K) Savings and Retirement Plan (the "Plan") is provided for general purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

   Purpose of the Plan

   The Plan is a defined contribution plan established January 1, 1988 to provide retirement benefits for employees of Comdata Holdings Corporation ("Comdata"), which is a wholly owned subsidiary of Ceridian Corporation ("Ceridian"), and Comdata's U.S. subsidiaries (collectively, the "Company"). All employees of the Company who are 21 years of age and have completed one year of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Plan Succession

   The Ceridian Corporation Savings and Investment Plan (the "SIP") has been designated as the successor to the Plan. As of January 1, 1997, the Plan is closed to further contributions and participants are eligible to participate in the SIP. The Plan will continue to hold assets and receive related earnings, disburse and collect loans, and pay benefits until the Plan assets are transferred to the SIP.

   Contributions

   Through December 31, 1996, participants were allowed to contribute up to 20% of their annual compensation to the Plan up to a maximum of $9,500 for 1996 and $9,240 for 1995.
   These contributions are considered income tax deferred in accordance with the Internal Revenue Code ("IRC").

   The Company provides a matching contribution equal to 100% of the first $100 of participant contributions and 50% of participant contributions over $100, up to 3% of compensation, as defined. Additionally, the Company may make a discretionary contribution to the Plan on behalf of each participant who has been credited with at least 1,000 hours of employment during the most recent plan year and was employed by the Company on the last day of that plan year in an amount not to exceed the percentage of such participant's compensation as may be approved by the Company's Board of Directors. No such contribution was paid in or authorized during 1996.

   Vesting

   Participants are fully vested in their contributions to the Plan and the earnings thereon. Vesting in employer contributions begins after one year of service, as defined, at a rate of 20% annually. The participant is fully vested after five years. In the event of death or disability, a participant becomes 100% vested and the balance will be paid to the participant or beneficiary.

   The part of the participant's account that is not vested is forfeited at the end of the plan year in which the participant receives the balance of the vested account. If the participant's account is left in the Plan, the nonvested part will be forfeited at the end of the plan year in which the participant has five consecutive one-year breaks in employment. This forfeited money will become a part of the matching employer contribution in the year that the forfeiture occurs.


   Benefits

   Upon termination of service due to death, disability, retirement or termination of employment, a participant or designated beneficiary may elect to receive an amount equal to the value of the vested interest in the participant's account. Additionally, participants or their designated beneficiaries may withdraw their vested account balances at any time on or after the age of 59 /. Under the Plan, participants may chose among various forms of payment: lump-sum (in cash and/or stock), time period installments or level dollar installments. The installment forms of payment are limited to a twenty year period with periodic payments not less than $50 each.

   Participant Accounts

   Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income.

   Investment Options

   The Plan provides five investment options, one of which is a Stock Fund that invests in Ceridian common stock and the other four are bank pooled funds managed by Bankers Trust of New York. Participants may direct their contributions and related earnings into the five investment options in 10% increments and may change their investment elections quarterly. Under the Plan, employer matching contributions are invested only in the Stock Fund. Participants may not direct the investment of employer matching contributions. A description of each investment option is provided below.

      Stock Fund                This fund invests in shares of
                                Ceridian common stock.

      Equity Index Fund         This fund invests principally in
                                a portfolio of common stock
                                constructed and maintained with
                                the objective of providing
                                investment results which
                                approximate the performance of
                                the Standard and Poor's 500
                                composite stock price index.

      Money Market Fund         This fund invests primarily in
                                income producing short-term
                                investments.

      Asset Management Fund     This fund is comprised of an
                                actively managed, diversified
                                portfolio that invests in three
                                broad categories: equities,
                                money market instruments, and
                                other fixed income obligations.

      Bond Fund                 This fund invests in a
                                diversified portfolio of foreign
                                and domestic fixed income
                                securities.

   Loans to Participants

   Under the Plan, loans to participants may be granted only for reasons of hardship, as defined. The amount of any loan is limited to the lesser of (1) 50% of the participant's vested account balance less the amount of any other loans then outstanding, or (2) $50,000 less the amount of the highest loan balance outstanding during the twelve month period that ends the day before the loan is made. The minimum loan amount is $1,000. Loans are repaid through payroll deductions over periods not to exceed five years. The interest rate is determined by the Plan Administrator based on prevailing market conditions. Therefore, loans made at different times may bear different rates of interest due to changes in commercial interest rates.

   Trustee

   The assets of the Plan are administered under the terms of a trust agreement between Comdata and Bankers Trust of New York
   (the "Trustee").

   Plan Termination

   Comdata has the right under the Plan Agreement to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan terminates, participants become vested in their accounts. Comdata does, however, expect to transfer Plan assets to the SIP.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting and Use of Estimates

   Financial statements of the Plan are presented on the accrual
   basis of accounting.   The preparation of financial
   statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   Income Recognition

   Interest income is recorded as earned on the accrual basis.
   Dividend income is recorded on the ex-dividend date.

   Investment Valuation

   Cash equivalents are stated at cost which approximates market value while marketable securities are recorded at market value, as established by the Trustee.

   Administrative Expenses

   Administrative expenses of the Plan are paid by the Company.


3. INVESTMENTS

   Investments are stated at their approximate fair value. Investments in Ceridian's common stock are valued at prices published in the New York Stock Exchange Composite Transaction listing. Investments in the bank pooled funds are valued using daily net asset value calculations performed by the funds. Loans receivable from participants are valued at principal amount plus accrued interest which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

4.TAX STATUS

  The Plan is qualified under the IRC as exempt from federal income taxes. Effective July 1, 1993, the Plan was restated to incorporate the latest Plan amendments and to conform with the Tax Reform Act of 1986. The Plan, as restated, has received a favorable determination letter dated December 8, 1994. The Plan Administrator and legal counsel believe the Plan, as restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.NUMBER OF PARTICIPANTS

  The number of participants in each investment program as of December 31, 1996 and 1995 is as follows:

                                          1996      1995

        Stock Fund                         850       822
        Equity Index Fund                  652       573
        Money Market Fund                  284       334
        Asset Management Fund              612       650
        Bond Fund                          398       466


  The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one of the funds.

6.PARTIES-IN-INTEREST

  Bankers Trust of New York, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

  Ceridian, as owner of 100% of the common stock of the Company, is a party-in-interest with respect to the Plan. In the opinion of the Plan Administrator, transactions between the Plan and Ceridian, if any, are exempt from being considered as prohibited transactions under ERISA section
  408(b).



                                                       SCHEDULE I
                  COMDATA HOLDINGS CORPORATION

               401(K) SAVINGS AND RETIREMENT PLAN


   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        DECEMBER 31, 1996


                            Description of
                              Investment
                          Including Maturity
                             Date, Rate of
   Identity of Issuer,          Interest,
   Borrower, Lessor, or    Collateral, Par or                    Current
      Similar Party          Maturity Value          Cost         Value

*  Ceridian
     Corporation         Common stock             $2,279,484    $4,104,765

*  Bankers Trust         Equity Index Fund         1,719,337     2,402,709

*  Bankers Trust         Money Market Fund           466,876       466,876

*  Bankers Trust         Asset Management Fund     1,518,827     1,980,062

*  Bankers Trust         Bond Fund                   690,647       797,979

*  Various plan          Participant loans -
     participants          payable up to five
                           years, interest
                           rates ranging from
                           7.0% to 10.0%             159,790       159,790

                             Total assets held
                              for investment
                              purposes            $6,834,961    $9,912,181

* Represents a party-in-interest.


See Independent Auditors' Report.




                                                        Schedule II


                    COMDATA HOLDINGS CORPORATION

                 401(K) SAVINGS AND RETIREMENT PLAN

           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

  Series of Transactions in the Same Security Exceeding 5% of Plan
                               Assets
                  at the Beginning of the Plan Year

                    Year Ended December 31, 1996


    Identity of Party                       Total          Total
        Involved/                        Dollar Value   Dollar Value   Net Gain
  Description of Asset                   of Purchases    of Sales      or (Loss)

  BT Pyramid Equity Index Fund*         $   846,727    $  247,745     $  63,433
       (Equity Index Fund)

  BT Pyramid Asset Management Fund*         504,794       354,674        63,249
       (Asset Management Fund)

  BT Pyramid Short & Intermediate           274,874       440,040        44,444
     Term Bond Fund*
       (Bond Fund)

  BT Pyramid Discretionary Cash Fund*     2,181,173     2,354,399            --
       (All Funds)

  Stock Fund*                               507,191       498,010       274,826


*Since these transactions are with Bankers Trust of New York, the Plan's trustee, they are with a party-in-interest.


  See Independent Auditors' Report



                            SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              COMDATA HOLDINGS CORPORATION
                              401(K) SAVINGS AND RETIREMENT PLAN

                         By:  Comdata Holdings Corporation, Plan
                              Administrator


     Date:   June 26, 1997    By: /s/Russ Follis
                              Russ Follis
                              Senior Vice President, Human
                              Resources and Administration

                          EXHIBIT INDEX

          Exhibit             Description                 Code

          23.01     Consent of Independent Auditors        E




          Legend:   (E)   Electronic Filing
                  (IBR)   Incorporated by reference from previous filing